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EQUITIES Battling Bubbles MacroMarkets’ Robert Shiller and Sam Masucci are creating securities they say will help people manage risk even in speculative markets. By MARYANN BUSSO

C	REATING INNOVATIVE FINANCIAL instruments might not seem like the best line of work these days. Yet that’s what economist Robert Shiller and former trader Sam Masucci are doing at MacroMarkets been developing the ideas underlying MacroShares  for two decades. In his 1993 book, MacroMarkets: Creating Institutions for Managing Society’s Largest  Economic Risks (Oxford University Press), he argues that people are exposed to lots of unmanaged risk, and it thus makes sense to create markets for things that affect people most. “I thought it was so basic that risk management should cover things like oil,” Shiller says. “You spend money on gasoline, and you heat a home, and many people’s jobs are sensitive to oil, so there’s a risk that the price would go up and create havoc. But all you have to do is hedge yourself, have it in your portfolio.”

MACROMARKETS INTRODUCED its new way to include oil in a portfolio in July. Dubbed MacroShares $100 Oil Up and MacroShares $100 Oil Down, the two exchange-traded securities are issued by paired trusts. The trusts have a so-called income distribution agreement under which assets flow from one to the other in proportion to the level of a benchmark. Based on a reference price of $100 for bench-mark crude, the securities are roughly speaking like two buckets of money on either end of a scale. The fulcrum that balances them is the price of oil. If crude traded at $100 a barrel, then there would be $100 in the Oil Up bucket and $100 in the Oil Down bucket. If oil dropped below $100, then money would flow on a dollar-for-dollar basis from the Oil Up bucket to the Oil Down side.

LLC, the company they co-founded in 2002.

Far from cooking up toxic derivatives, though, MacroMarkets  is creating products that Shiller and Masucci say can help make financial markets more transparent, efficient and democratic. In addition, by bringing more market discipline and price information to otherwise illiquid investment areas, the instruments can help stave off future speculative bubbles, they say. In 2008, MacroMarkets launched

‘We’re trying to create markets for everything, whatever matters to people “Shiller says, “If this takes off as we hope, it will change the world.’

a set of securities that let investors bet on the direction of the price of benchmark crude, and as of early November, the firm had others, tied to housing prices and medical costs, in registration with the U.S. Securities and Exchange Commission.

The blueprint for the securities, which the firm calls MacroShares, can be applied to a variety of things: commodities, wages, college costs and even a country’s gross domestic product.

 “We’re trying to create  markets for everything, whatever matters to people,” Shiller says in an interview at the firm’s Madison, New Jersey, office, “If this takes off as we hope, it will change the world.”

Shiller, 62 a Yale University professor who’s well-known for identifying as bubbles both the dot-com-stock mania and the U.S. housing-price run-up, has

For a description of the Oil Up shares, type UOY US <Equity> DES <Go>. The value of each share is based on a quarter of the reference price. Thus, four shares of Oil Up, which traded at $17.71 on Nov. 10, reflect expectations about the price of a barrel of oil (give or take the proportional share of the income earned by the issuing trusts less fees and expenses). Likewise, four shares of Oil Down reflect expectations for inverse returns. Type DOY US <Equity> DES <Go> for a description of the Oil Down security. Type CL1 <Cmdty> GP <Go> to graph the benchmark oil contract, which traded on the New York Mercantile Exchange at $62.41 on Nov. 10.

cash and Treasuries, there’s no counterparty or credit risk of the sort that has affected some derivatives and structured products. “There’s no black box inside a MacroShare,” Masucci says.

Ezra Zask, a finance professor and director in the securities practice at Emeryville, California-based consulting firm LEGG Corp., has a caveat, however. He says he’s not convinced the oil MacroShares offer individuals an advantage over futures and options trading on exchanges, whose procedures are well established. “My gut reaction is, it’s hard to see a huge individual market for this unless it’s distributed aggressively,” Zask says. “It is relatively complicated.”

Robert Shiller

The trusts are set up to mature in five years or to terminate and pay out their proportional value to owners if the benchmark oil contract closes at or above $185 or below $15 for three straight business days. (A previous version of the oil MacroShares stopped trading in June. That pair of securities was based on a reference price of $60, and as oil approached $120 a barrel, then record prices triggered the liquidation of the trusts. Investors in the up securities received $120 for three shares, and investors in the down shares were wiped out.)

One thing that makes Oil Up and Oil Down securities unique, says Masucci, who turns 47 in January, is that they don’t actually invest in the underlying oil contract. Instead, they hold cash and safe U.S. Treasury bills and notes. That means, for one thing, that trading in the MacroShares themselves has no impact on the price of the underlying benchmark and couldn’t drive the kind of price increases that feed speculative bubbles.

Because the MacroShares trade on a stock exchange, they’re easily accessible to individuals as well as to institutions such as pension funds and hedge funds. Shiller says that contrasts with trading on futures exchanges, which may be daunting for

SHILLER AND MASUCCI met in 1993, when Masucci, then working at Merrill Lynch & Co., was exploring ways to create real estate dierivatives. Shiller’s research and indexes were reliable and a good match for what he aimed to do, Masucci says, adding that he found the indexes useful throughout his Wall Street career. “I was a loyal customer,” he says.

Shiller, dissatisfied with noisy home price gauges that didn’t account for the different types of houses that happened to sell in a given period, had developed new indexes with Wellesley College economics professor Karl Case. In 1991, the two, with Shiller’s former student Allan Weiss, founded a company, Case Shiller Weiss Inc., to research home prices. In 2002, they sold it to Brookfield, Wisconsin-based financial information technology

MacroMarkets

Chief economist

EDUCATION

Earned a B.A. from the University
of Michigan in 1967 and a Ph. D. in
economics from MIT in 1972.

CAREER

Arthur M. Okun professor of
economics at Yale University and
the Cowles Foundation for
Research in Economics. Author of
five books. Co-founded
MacroMarkets in 2002

firm Fiserv Inc. Fiserv now
produces the widely published
S&P/Case-Shiller home price
indexes for Standard & Poor’s. Type
ALLXSPCS <Go> for a menu of the indexes, which isolate price changes of houses that have sold more than once.

Sam Masucci	Cheat Sheet

MacroMarkets

CEO

EDUCATION

Earned a B.A. in finance from

Penn State in 1984.

CAREER

Beginning in 1992, traded
mortgage derivatives and
developed securities At Merrill
Lynch, then at SBC Warburg,
which was bought by UBS AG;
and then at Bear Stearns Cos.
Co-founded MacroMarkets.

Type EQS<Go> to screen for equity securities that match criteria you select

Masucci and Shiller collaborated on bringing the home price indexes to the Chicago Mercantile Exchange, where futures and options on the indexes now trade. Type DXA <Index> DES <Go>, for example, for a description of the contract on house price levels in New York.

As of early November, MacroMarkets was planning to offer shares of MacroShares Major Metro Housing Up and Down in an electronic auction. Expanding individuals. “We’re bringing it into something that they can get on E*Trade or Ameritrade, and it’s a familiar thing that they can reasonably put in their portfolio,” he says. “It’s designed for people.”

Since the securities are fully collateralized with

markets is an idea that Shiller promotes in his 2008 book The Subprime Solution: How Today’s Gloval Financial Crisis Happened, and What to Do About It (Princeton University Press). He proposes reforms such as building more flexibility into mortgage contracts and making financial information available to everyone.

When it comes to calling speculative bubbles, Shiller is the man. In his 2000 book, Irrational Exuberance, which was published the month the Nasdaq Composite Index hit its all-time high of 5,048, he warned that the stock market was overvalued and headed for a correction. The book’s title comes from a December 1996 speech by Alan Greenspan in which the Federal Reserve chairman questioned whether the boom in stocks owed to investors’ “irrational exuberance.” In 2005, a New York Times article dubbed Shiller “Mr. Bubble” for trumpeting the same warning about housing as he had for stocks.

A FRAMED POSTER hanging behind Masucci’s desk in the firm’s office is a nod to his colleague’s distinguished track record. It features a smiling cartoon bubble shaped like a house-a parody of the logo of a bubble bath product-and bears the slogan: “Take a bath in the real estate market with Mr. Housing Bubble. Not affiliated with Mr. Internet Bubble. Free balloon mortgage inside.” “I found them on the Internet three years ago and bought boxes,” Masucci says “A lot of people are now claiming to be the first to predict house prices coming down. But without question-at least from our research-Bob is.”

Masucci grew up in Madison, the town where he lives with his five children and wife, Diane, who previously developed mortgage products at Freddie Mac and Wall Street firms. She now also works at MacroMarkets. Masucci has practiced martial arts since his college days, when he studied finance at Pennsylvania State University in State College, Pennsylvania. For the past five years, he’s specialized in hapkido, a Korean martial art, and he’s preparing to test for his black belt sometime in 2009.

Shiller has taught since 1982 at Yale, in New Haven, Connecticut, where he lives with his wife, Virginia, a psychologist. Their two children are grown. Shiller, who earned his Ph.D. from Massachusetts Institute of Technology in 1972, has been interested since the 1980s in applying insights from psychology and other social sciences to economics. He teaches a course at Yale called “Behavioral and Institutional Economics,” which covers the interdisciplinary approach he’s promoted since 1991 through workshops at the National Bureau of Economic Research, the Cambridge, Massachusetts-based organization where he’s a research associate. Shiller says his behavioral economics work owes to the influence of his wife. “She’s kind of brought me around to respect the importance of psychology and changed my life,” he says.

During summers, they spend time in the Thimble Islands in Long Island Sound off Connecticut. Their home can be reached only by a small boat.  Because the community has no outdoor electric lighting, Shiller says it’s ideal for stargazing with a telescope he keeps there. Besides astronomy, he says he likes reading science and nature journals, when he can find time.

Though their personal interest differ, Shiller and Masucci share a vision of making products based on progressive aims, they say. “We call it macrotizing,” Masucci says. “So oil was the first product that we macrotized.”

In the future, they see prospects for doing the same with other indicators that affect people’s financial well-being: components of the consumer price index, for example, such as medical cost inflation. “The structure can be applied to many different indexes; oil is the first of a series,” Shiller says.

Shiller, who says that a lapse in regulation is partly responsible for the financial crisis, nonetheless says that this is no time to punish or limit markets. “It’s quite the contrary; they should get bigger and more important,” he says. “Financial innovation is actually the key to prosperity, and the innovations we’ve seen lately are important steps.”

OIL DOWN Type DOY US <Equity>DES<Go> for a description of MacroShares $100 Oil down MacroMarkets serves coffee in novelty mugs